# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Andersen Group Inc., CIK 0002065708
CUSIP: 033853102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 BUSH ST STE 1700, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001345929-26-000003
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 1,268,473; shared voting power 0; sole dispositive power 0; shared dispositive power 1,459,256; aggregate amount beneficially owned 0 (10.72% of the class)
- BROWN INVESTMENT ADVISORY & TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: Maryland (MD); sole voting power 8,485; shared voting power 0; sole dispositive power 0; shared dispositive power 8,485; aggregate amount beneficially owned 0 (0.06% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,258,963; shared voting power 0; sole dispositive power 0; shared dispositive power 1,449,746; aggregate amount beneficially owned 0 (10.65% of the class)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 1,025; shared voting power 0; sole dispositive power 0; shared dispositive power 1,025; aggregate amount beneficially owned 0 (0.01% of the class)
- BROWN ADVISORY LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Andersen Group Inc.
Address of issuer's principal executive offices:
333 BUSH ST STE 1700, SAN FRANCISCO, CALIFORNIA
94104

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

BROWN INVESTMENT ADVISORY & TRUST CO

BROWN ADVISORY LLC

SIGNATURE FINANCIAL MANAGEMENT, INC.

BROWN ADVISORY LTD
Address of principal business office or, if none, residence:
901 SOUTH BOND STREET
SUITE #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

BROWN INVESTMENT ADVISORY & TRUST CO - MARYLAND

BROWN ADVISORY LLC - MARYLAND

SIGNATURE FINANCIAL MANAGEMENT, INC. - VIRGINIA

BROWN ADVISORY LTD - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,459,256
Percent of class: 10.72
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 1,268,473

BROWN INVESTMENT ADVISORY & TRUST CO - 8,485

BROWN ADVISORY LLC - 1,258,963

SIGNATURE FINANCIAL MANAGEMENT, INC. - 1,025

BROWN ADVISORY LTD - 0
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0

BROWN ADVISORY LTD - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0

BROWN ADVISORY LTD - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 1,459,256

BROWN INVESTMENT ADVISORY & TRUST CO - 8,485

BROWN ADVISORY LLC - 1,449,746

SIGNATURE FINANCIAL MANAGEMENT, INC. - 1,025

BROWN ADVISORY LTD - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BROWN ADVISORY INC (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BROWN ADVISORY INC is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

BROWN INVESTMENT ADVISORY & TRUST CO - BK (Bank)

BROWN ADVISORY LLC - IA (Investment Adviser)

SIGNATURE FINANCIAL MANAGEMENT, INC. - IA (Investment Adviser)

BROWN ADVISORY LTD - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BROWN ADVISORY INC: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (10/07/2026)
- BROWN INVESTMENT ADVISORY & TRUST CO: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (10/07/2026)
- BROWN ADVISORY LLC: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (10/07/2026)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (10/07/2026)
- BROWN ADVISORY LTD: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (10/07/2026)